Exhibit 99.1

Baozun Applied for Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, China, Aug. 23, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that the Company has made an application for a voluntary conversion of its secondary listing status to a primary listing status (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). On August 23, 2022, the Company received the acknowledgement from the Hong Kong Stock Exchange in respect of the Primary Conversion application. The effective date of the Primary Conversion is expected to be November 1, 2022.

To comply with The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) applicable to a dual primary listed issuer, the Company will convene an extraordinary general meeting in October 2022 (the “EGM”), to consider and, if thought fit, approve resolutions relating to, among others: (i) the grant of the general share repurchase mandate, the general share issuance mandate and the extended share issuance mandate; (ii) the non-exempt continuing connected transactions that are subject to the annual review, reporting, announcement and independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules; (iii) the adoption of the 2022 Share Incentive Plan; and (iv) the adoption of the new Articles of Association.

The Primary Conversion is conditional upon and subject to, among other things, the Company’s compliance with the Hong Kong Listing Rules and the Company’s obtaining of necessary regulatory approvals from the Hong Kong Stock Exchange.

Upon completion of the Primary Conversion, the Company will become a dual-primary listed company on the Hong Kong Stock Exchange and the Nasdaq Global Select Market (“Nasdaq”) in the United States. The Company's American Depositary Shares (“ADS(s)”) listed on the Nasdaq and the ordinary shares listed on the Hong Kong Stock Exchange are fungible, and investors can continue to choose to hold their shares in the form of ADSs traded on the Nasdaq or ordinary shares traded on the Hong Kong Stock Exchange.

The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including the expected effective date of Primary Conversion, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; the shareholders’ approval; and regulatory approval on the Primary Conversion and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com